SECURITIESAND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.)*

Panhandle Royalty Company
(Name of Issuer)

Class A Common Stock (voting) - $0.0333 Par Value
(Title of Class of Securities)

698477 10 6
(CUSIP Number)

Robotti & Company, Incorporated
52 Vanderbilt Avenue
New York, New York 10017
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 30, 2004
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1. Names of Reporting Persons.
    Robert E. Robotti
    I.R.S. Identification Nos. of above persons (entities only).

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2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)
    (b) x

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3. SEC Use Only

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4. Source of Funds
    WC

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5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

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6. Citizenship or Place of Organization
    United States

Number of Shares Beneficially Owned by Each Reporting Person With	
7. Sole Voting Power: -0-	
8. Shared Voting Power: 226,116	
9. Sole Dispositive Power: -0-	
10. Shared Dispositive Power: 226,116	

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11. Aggregate Amount Beneficially Owned by Each Reporting Person
     226,116

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12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

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13. Percent of Class Represented by Amount in Row (9)
     5.4%

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14. Type of Reporting Person (See Instructions)
     IN

1. Names of Reporting Persons.
   Robotti & Company, Incorporated
   I.R.S. Identification Nos. of above persons (entities only).
   11-2627501

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)
   (b) x

3. SEC Use Only

4. Source of Funds
   WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [   ]

6. Citizenship or Place of Organization
   New York

Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power: 2,670

8. Shared Voting Power: -0-

9. Sole Dispositive Power: 2,670

10. Shared Dispositive Power: -0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    2,670

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [   ]

13. Percent of Class Represented by Amount in Row (9)
    0.1%

14. Type of Reporting Person (See Instructions)
    CO

1. Names of Reporting Persons.
   Robotti & Company, LLC
   I.R.S. Identification Nos. of above persons (entities only).
   65-1191188

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)
   (b) x

3. SEC Use Only

4. Source of Funds
   WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [   ]

6. Citizenship or Place of Organization
   New York

Number of Shares Beneficially Owned by Each Reporting Person With		
7.	Sole Voting Power: -0-	
8.	Shared Voting Power: 1,500	
9.	Sole Dispositive Power: -0-	
10.	Shared Dispositive Power: 1,500	

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    1,500

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [   ]

13. Percent of Class Represented by Amount in Row (9)
    0.04%

14. Type of Reporting Person (See Instructions)
    CO, BD

1. Names of Reporting Persons.
   Robotti & Company Advisors, LLC
   I.R.S. Identification Nos. of above persons (entities only).
   65-1191184

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)
   (b) x

3. SEC Use Only

4. Source of Funds
   WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [   ]

6. Citizenship or Place of Organization
   New York

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: -0-
	8. Shared Voting Power: 23,722
	9. Sole Dispositive Power: -0-
	10. Shared Dispositive Power: 23,722

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    23,722

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [   ]

13. Percent of Class Represented by Amount in Row (9)
    0.6%

14. Type of Reporting Person (See Instructions)
    CO, IA

1. Names of Reporting Persons.
   The Ravenswood Investment Company, L.P.
   I.R.S. Identification Nos. of above persons (entities only).
   11-2474002

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)
   (b) x

3. SEC Use Only

4. Source of Funds
   WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization
   New York

Number of Shares Beneficially Owned by Each Reporting Person With	
7. Sole Voting Power: -0-
8. Shared Voting Power: 189,224
9. Sole Dispositive Power: -0-
10. Shared Dispositive Power: 189,224

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    189,224

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (9)
    4.5%

14. Type of Reporting Person (See Instructions)
    PN

1. Names of Reporting Persons.
    Suzanne Robotti
    I.R.S. Identification Nos. of above persons (entities only).

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2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)
    (b) x

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3. SEC Use Only

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4. Source of Funds
    PF

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5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

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6. Citizenship or Place of Organization
    United States

Number of Shares Beneficially Owned by Each Reporting Person With		
	7. Sole Voting Power: 9,000	
	8. Shared Voting Power: -0-	
	9. Sole Dispositive Power: 9,000	
	10. Shared Dispositive Power: -0-	

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11. Aggregate Amount Beneficially Owned by Each Reporting Person
     9,000

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12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [   ]

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13. Percent of Class Represented by Amount in Row (9)
     0.2%

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14. Type of Reporting Person (See Instructions)
     IN

Item 1.   Security and Issuer

This Initial Statement of Beneficial Ownership on Schedule 13D, dated April 30, 2004 (this "Initial Statement"), relates to shares of the Class A Common Stock, $0.0333 Par Value (the "Common Stock"), of Panhandle Royalty Company (the "Issuer"). The address of the Issuer's principal executive offices and principal business is Grand Centre Suite 210, 5400 N. Grand Boulevard, Oklahoma City, Oklahoma 73112.

Item 2.   Identity and Background

(a), (b),(c) and (f). This Statement is filed on behalf of Robert E. Robotti ("Robotti"), Robotti & Company, Incorporated ("ROBT"), Robotti & Company, LLC (Robotti & Company), Robotti & Company Advisors, LLC ("Robotti Advisors"), each a New York corporation, The Ravenswood Investment Company, L.P., a New York limited partnership ("RIC") and Suzanne Robotti (Suzanne Robotti together with Robotti, ROBT, Robotti Advisors, and RIC, the "Reporting Persons")

Robotti's principal occupation is as the president and treasurer of ROBT, parent holding company of both Robotti & Company, a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934 ("Exchange Act") and Robotti Advisors, an investment advisor registered under the Investment Advisors Act of 1940, located at 52 Vanderbilt Avenue, New York, New York 10017

Mr.Robotti, a United States citizen, is a managing member of Ravenswood Management Company, L.L.C. which serves as the general partner of RIC, a New York limited partnership. RMC's principal address is 104 Gloucester Road, Massapequa, New York, New York, 11758. RIC's principal address is 52 Vanderbilt Avenue, New York, New York 10017

Suzanne Robotti, a Unites States citizen, is currently employed by ROBT as part of its Sales and Marketing staff.

(d) and (e). The Reporting Persons, to the best knowledge of the Reporting Persons, have not, during the last five years, been convicted in a criminal proceedings (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

Robotti, ROBT, Robotti& Company, Robotti Advisors and RIC utilize their working capital in making each of their respective purchases of the Common Stock. The Common Stock purchased by Suzanne Robotti was purchased from her personal funds.

Item 4.   Purpose of Transaction

The beneficial ownership of the Common Stock reported herein is for investment purposes. In a press release dated April 29, 2004, the Board of Directors (the "Board") of the Issuer appointed Mr. Robotti to fill a vacancy within the Board. Mr. Robotti is changing his Statement of Beneficial Ownership on Schedule 13G Amendment No. 5, filed on February 14, 2004, to this Initial Statement.

Item 5   Interest in Securities of the Issuer

(a)As of April 30, 2004, (i) ROBT beneficially owns 2,670 shares of the Common Stock, representing 0.1% of the issued and outstanding shares of the Common Stock; (ii) 1,500 shares of the Common Stock is directly and beneficially owned by the discretionary customers of Robotti & Company, which represent 0.04% of the issued and outstanding shares of the Common Stock; (iii) 23,722 shares of the Common Stock are directly and beneficially owned by the advisory clients of Robotti Advisors, which represent 0.6% of the issued and outstanding shares of the Common Stock; (iv) RIC beneficially owns 189,224 shares of the Common Stock, representing 4.5% of the issued and outstanding shares of the Common Stock; (v) Suzanne Robotti beneficially owns 9,000 shares of the Common Stock, representing 0.2% of the issued and outstanding shares of the Common Stock. Mr. Robotti is deemed to share beneficially ownership of the securities set forth in (i), (ii), (iii), (iv) and (v) above through his proportionate ownership of ROBT, Robotti & Company and Robotti Advisors, by virtue of the investment discretion Robotti & Company and Robotti Advisors has over the accounts of its brokerage customers and advisory clients, as managing member of Ravenswood Management Company, L.L.C. ("RMC") which serves as the general partner of RIC, and through his marriage to Suzanne Robotti. Mr. Robotti disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

(b) (i)Mr. Robotti does not have the sole power to vote or direct the vote of any of the shares of the Common Stock.

- Mr. Robotti shares the power to vote or direct the vote of an aggregate of 217,116 shares of Common Stock with ROBT, Robotti & Company and Robotti Advisors and its discretionary customers and advisory clients and with the other managing member of RMC.

- Suzanne Robotti has the sole power to vote or direct the vote of 9,000 shares of the Common Stock.

(ii) Mr. Robotti does not have the sole power to dispose or direct the disposition of any shares of the Common Stock.

- Mr. Robotti shares the power to dispose or direct the disposition of an aggregate of 217,116 shares of the Common Stock with ROBT, Robotti & Company and Robotti Advisors and its discretionary customers and advisory clients and with the other managing member of RMC.

- Suzanne Robotti has the sole power to dispose or direct the disposition of 9,000 shares of the Common Stock.

(c) None of the Reporting Persons have had any transactions in the shares of the Common Stock in the past 60 days.

(d) No Person other than the Reporting Persons is known to have the right to receive the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock beneficially owned by the Reporting Persons, other than the discretionary customers and advisory clients of Robotti & Company and Robotti Advisors, respectively.

(e) Not applicable.

Item 6.   Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable.

Item 7.   Materials To Be Filed As Exhibits

(a) Joint Filing Agreement dated May 10, 2004 by and between Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, LLC, Robotti & Company Advisors, L.L.C., Ravenswood Management Company, L.L.C., The Ravenswood Investment Company, L.P., and Suzanne Robotti.

(The remainder of this page was intentionally left blank)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 10, 2004

By: /s/ Robert E. Robotti
_____
Name: Robert E. Robotti

Robotti & Company, LLC

By   Robotti & Company, Incorporated
_____
Parent Holding Company of
Robotti & Company, LLC

Robotti & Company Advisors, LLC

By: Robotti & Company, Incorporated
_____
Parent Holding Company of
Robotti & Company Advisors, LLC

By: /s/ Robert E. Robotti
_____
Name: Robert E. Robotti
Title: President and Treasurer of
Robotti & Company, Incorporated

The Ravenswood Investment Company, L.P.

By: Ravenswood Management Company, L.L.C.
_____
General Partner of
The Ravenswood Investment Company, L.P.

By: /s/ Robert E. Robotti
_____
Robert E. Robotti
Title: Managing Member of
Ravenswood Management Company, L.L.C.

By: /s/ Suzanne Robotti
_____
Name: Suzanne Robotti

Exhibit Index

The following documents are filed herewith:

Exhibit

(a)   Joint Filing Agreement dated May 10, 2004 by and between Robert E.
Robotti, Robotti & Company, Incorporated, Robotti & Company,
L.L.C., Robotti & Company Advisors, L.L.C., Ravenswood
Management Company, L.L.C., The Ravenswood Investment
Company, L.P., and Suzanne Robotti.

(The remainder of this page was intentionally left blank)

Exhibit 1

Joint Filing Agreement

      The undersigned parties hereby agree that the Schedule 13D filed herewith relating to the Class A Common Stock, Par Value $0.0333 per share of Panhandle Royalty Company is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k) on behalf of each person.

Date: May 10, 2004

By: /s/ Robert E. Robotti
      Name: Robert E. Robotti

Robotti & Company, LLC

By Robotti & Company, Incorporated
      Parent Holding Company of
      Robotti & Company, LLC

Robotti & Company Advisors, LLC

By: Robotti & Company, Incorporated
      Parent Holding Company of
      Robotti & Company Advisors, LLC

By: /s/ Robert E. Robotti
      Name: Robert E. Robotti
      Title: President and Treasurer of
      Robotti & Company, Incorporated

The Ravenswood Investment Company, L.P.

By: Ravenswood Management Company, L.L.C.
      General Partner of
      The Ravenswood Investment Company, L.P.

By: /s/ Robert E. Robotti
      Robert E. Robotti
      Title: Managing Member of
      Ravenswood Management Company, L.L.C.

By: /s/ Suzanne Robotti
      Name: Suzanne Robotti